FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW INC.

NO. 1-2384

The following materials are slides used in connection with a presentation given on February 27, 2002 by Kent Kresa, the Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, to attendees at the Salomon Smith Barney Global Industrial Conference. Portions of the materials relate to a business combination transaction with TRW Inc. proposed by Northrop which may become the subject of a registration statement filed with the SEC by Northrop. Investors and security holders are advised to read this document if and when it becomes available because it will include important information. Investors and security holders may obtain a free copy of any documents filed by Northrop with the SEC at the SEC's website at www.sec.gov or from Northrop by directing a request to:

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-553-6262
Fax: 310-556-4561

Contact: Randy Belote (Media) (703) 875-8525
Gaston Kent (Investors) (310) 201-3423

NORTHROP GRUMMAN



Salomon Smith Barney
Global Industrial Conference

Kent Kresa

Chairman and Chief Executive Officer

February 27, 2002

NORTHROP GRUMMAN

Safe Harbor

Northrop Grumman cautions that "Forward-Looking Statements" in this presentation as to future results of operations and financial projections reflect the Company's views but are necessarily subject to risks and uncertainties and no assurances can be given that such expressed or implied results will be achieved. A more complete expression of these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission, and you are encouraged to review these filings, of which the form 10-K and forms 10-Q may be of particular interest.

NORTHROP GRUMMAN

Northrop Grumman Strongly Repositioned

- Growing Defense Outlook
- Purest Defense Play
- Best Positioned Portfolio
- Premier Systems Integrator
- Experienced Management Team
- Strong Acquisition Integration Track Record
- Solid Financial Performance
- Excellent Prospects for 2002 and Beyond





Focused on Shareholder Value

NORTHROP GRUMMAN

Strong Defense Sector Outlook


US DoD Procurement & RDT&E
$BN
$140
$130
$120
$110
$100
$90
$80
$70
1990
1993
1996
1999
2002E
2005E
Appropriations
Outlays
*

Source: Department of Defense - National Defense Budget

* President's '03 request

- **Transforming Technologies Leading to Changes in Tactics, Training and Organization**
- **NOC positioned in Key Areas**
  - Global Power Projection
  - C4ISR
  - Asymmetric Warfare
  - System of Systems
  - Information Warfare
- **8% - 9% CAGR (2000-2005E) in Appropriations and Outlays**

NORTHROP GRUMMAN

September 11 Impact


Most Likely Scenarios
Peace
Peace Keeping
Terrorism
Regional Conflict
Major Resurgent Power
GLOBAL FORCE PROJECTION / PRECISION STRIKE
SURVEILLANCE
TARGETING
SURVIVABILITY
INFORMATION WARFARE
HOMELAND SECURITY
MISSILE DEFENSE

- **Increased Requirements for Missile Defense, Global Force Projection and Homeland Security**
- **Budget Allocation for the War on Terrorism Will Be Developing During the Next Year**

NORTHROP GRUMMAN

The Company Strategy Going into 2001

- Continue Move Toward Mission Enabling Defense Electronics
- Maintain a Healthy Military Airborne Platform Business While Maximizing Cash Flow
- Continue to Strengthen Systems Integration Business. (Advanced Battle Management, Surveillance, Precision Strike)
- Continue to Build a Strong Information Technology Business
- Strengthen Space Capabilities
- Continue to Exploit Cyberspace and Cyberwarfare Capabilities

2001 Was a Transforming Year

- Redefined Northrop Grumman as Top-Tier Defense Enterprise
- Completed Three Strategic Acquisitions
- Became World's Largest Shipbuilder
- Products Excelled in Operation Enduring Freedom
- Key Senior Management Appointments
- Joint Strike Fighter and Other Major Wins
- Achieved Strong Financial Performance

Right Place at the Right Time

The New Northrop Grumman - Top-Tier Defense Enterprise

- **We Have Doubled in Size to $18 Billion**
  - Added $4 Billion Ships Platform Business
  - Increased Electronics Business from $3.5 B To $5 B Including Enhanced Space Capability
  - Increased Information Technology Business from $2.5 B to $4 B
  - Added Valuable Commercial Electronic Components Business
- **We Have Expanded Breadth of Technologies and Capabilities**
  - Systems Engineering and Integration
  - Ship Design, Construction and Advanced Technology
  - Data Fusion and Dissemination
  - Intelligence Community and Information Operations (Cyber-security)
  - Information Services
  - Navigation Systems

NORTHROP GRUMMAN

The New Northrop Grumman (Continued)

- Top Tier Multi-Platform and Systems of Systems Integrator
- Technologies and Capabilities to Integrate Across Systems, Platforms, and Services
- Expanded Market Opportunity Set
- Defense and Government ~90% of Business, With Navy Being Largest Customer at ~40%
- Portfolio Is Aligned With Growth Areas of the Defense Budget
- Larger Business Base From Which to Derive Cost Efficiencies

NORTHROP GRUMMAN

Precise Alignment With Customer Requirements

Northrop Grumman Core Competencies	21st Century Defense Needs	Northrop Grumman Programs
Large-Scale Integrated Systems	GLOBAL FORCE PROJECTION / PRECISION STRIKE	Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships
Design and Manufacture of Sophisticated Electronic Sensor Systems	SURVEILLANCE	JSTARS, E-2C Surveillance Aircraft, AWACS, Global Hawk
Naval Shipbuilding & Propulsion Systems	TARGETING	F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, Litening
Air Vehicle Design / Systems Integration	SURVIVABILITY	Electronic Warfare Aircraft, Radar and IR Jamming Systems
Stealth Technology	INFORMATION WARFARE	Intelligence, Infrastructure Protection, Information Assurance, Deepwater
Information Operations	HOMELAND SECURITY	SBIRS Low, SBIRS High, Integrated ISR
Navigation & Guidance Systems	MISSILE DEFENSE	

The Persistent Strategy

- Build and Shape a Strategically Focused Portfolio of 'Right-Positioned' Capabilities and Businesses
- Rapid Integration of Acquisitions
- Leverage Capabilities Across the Company
- Constantly Improve Program and Financial Performance
- Execute and Integrate (2002 Emphasis)

Managed for Shareholder Value Growth

NORTHROP GRUMMAN

Market Leadership in Key Business Areas

	Electronic Systems	Information Technology	Integrated Systems	Ship Systems / Newport News	Component Technologies
2001	$4.7 B	$3.8 B	$3.0 B	$1.9 B	$0.4 B
2004E	~$6.5 B	~$5.0 B	~$4.0 B	~$5.5 B	~$1.0 B

Electronic Systems
- Airborne Radars
- C^4ISR
- Electronic Warfare
- Navigation & Guidance
- Military Space

Information Technology
- C^4ISR
- Government IT Infrastructure
- Science & Technology
- Information Security / Assurance
- Enterprise Solutions

Integrated Systems
- Air Combat
  - Tactical
  - Long Range
  - Unmanned
- Airborne Early Warning & Surveillance
- Air-to-Ground Surveillance
- Airborne Jamming

Ship Systems / Newport News
- Naval Systems Integrator
- Aircraft Carriers
- Attack Submarines
- Surface Combatants
- Amphibious Assault Ships
- Double-hulled Crude Tankers
- Auxiliary Ships

Component Technologies
- Interconnect Technologies & Services
- Motion Technology

2002 Sector Operating Priorities

- **Electronic Systems**
  - Transition to production
- **Information Technology**
  - Leverage scale
- **Integrated Systems**
  - Ramp up F-35 and Global Hawk







2002 Sector Operating Priorities (Cont.)

- **Component Technologies**
  - Position for market rebound
- **Ship Systems**
  - Rationalize Gulf shipyards
- **Newport News**
  - Manage expanded workload







NORTHROP GRUMMAN

Focus on Shareholder Value

Principal Internal Metric

- Revenue Growth
- Reducing Infrastructure
- Increasing Net Return vs. Cost of Capital
- Compensation Linked to Shareholder Value
- Significant Management and Employee Ownership



VALUE
Q-Ratio
1.0
0%
CFROI - Cost of Capital
PERFORMANCE

Facilitization



Square Feet (M)
$ / Sq.Ft.
68M
49M
45M
350
450
60
40
20
0
500
400
300
200
100
0
As Acq.
2001
Obj

NORTHROP GRUMMAN

Incentive Compensation Plan Aligned With Shareholders' Interest

Short-Term – Annual Cash Bonus


Warranted
Equity Value
50%
Sector
WEV
10%
10%
Cash
10%
ROE
Other
20%

Medium-Term – Performance Shares

Quantity of Shares Received Tied to

- NOC Total Shareholder Return Versus Industry Index (1998 Grant)
- Growth in EVA (2001 Grant)

Long-Term – Options

10 Year Period, With Payout Dependent on Absolute Price Increase

Revenue Growth Targets


25
20
15
10
5
0
$ Billions
2001
2002E
2003E
2004E
ES
IT
IS
Ships
CT

NORTHROP GRUMMAN

Total Debt To Total Capitalization

Plan to Reduce With Internally Generated Cash



70%
60%
50%
40%
30%
20%
10%
0%
1995
1996
1997
1998
1999
2000
2001
2002E
2003E
2004E

Source: Annual Reports for historical data 1995 - 2000

NORTHROP GRUMMAN

Strong Financial Performance

- Strong Cash Generation Continues – Near-term Purchase Accounting
- Stable Margin Rate on Growing Revenues - Potential for Rate Expansion

Cash From Operations



$M
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
1998
1999
2000
2001
2002E
Transaction costs from Litton
AMCV cash impact
Purchase accounting

Segment Operating Margins



Margin Rate
10%
8%
6%
4%
2%
0%
1998
1999
2000
2001
2002E

Adjusted to reflect FAS 142 and exclude cumulative corrections and B-2 deliveries

NORTHROP GRUMMAN

Economic Earnings

- Good Surrogate for Cash Generating Capacity Over Several Years
- Target of $6.60 – $7.10 EEPS in 2002, Reflecting 13-21% Growth
- Target of 10 – 20% EEPS Growth in 2003



Economic EPS*
$8
$6
$4
$2
$0
$ Per Share
1998
1999
2000
2001
2002E

*Reported EPS Less Amortization and Pension Income

The Northrop Grumman Value Equation

Top Line Revenue Growth
- Well Positioned in Growing Defense Areas
- Leading Market Positions
- Approximately 10% Top-line CAGR

Asset Management
- Facilities Consolidation
- Working Capital Focus

Sector Operating Margin
- 2002 8-8.5% Range
- Margin Expansion in '03 and '04

Operating Cash Flow
- '02 and '03 Transitional
- Underlying CFO Strong
- '04 Very Strong

Economic Earnings
- 2002 $6.60 - $7.10
- 2003 10-20% Growth

Managed for Shareholder Value Growth

NORTHROP GRUMMAN

Mergers & Acquisitions – Strategy & Value Driven

1994
- **Grumman Corporation** (Integrated Systems)
- **Vought Aircraft** (Aerostructures)

1996
- **Westinghouse Electronic Systems Group** (Electronics)

1997
- **Allied – sold** (Truck Bodies)
- **Logicon** (Information Technology)

1998
- **INRI** (Information Technology)

1999
- **California Microwave** (Electronics)
- **Data Procurement Corporation** (Information Technology)
- **Ryan Aeronautical** (Integrated Unmanned Systems)
- **Navia** (Electronics) (Announced)

2000
- **COMPTEK**
- **Sterling**
- **Federal Data**
- **Aerostructures - sold**

2001
- **Litton Industries**
- **Newport News**
- **EIS of Aerojet**

NORTHROP GRUMMAN

Proven M&A track record

- 14 acquisitions integrated since 1994
- Revenue growth from $5 billion to $13 billion
- Sold under-performing businesses
- Surpassed cost savings, synergy and debt reduction targets
- On schedule to achieve $250 million annual cost reductions from Litton acquisition by 2004
- Targeting $200 million annual cost reductions from Newport News

Focus on Strategic Vision and Value

Integration Report Card

- **Litton**
  - Management integration complete
  - Final sector stand-ups complete
  - Facilities/cost reductions on track
  - Internal systems (2 – 3 years)
- **Aerojet**
  - Management integration complete
- **Newport News**
  - Management integration complete
  - Final sector stand-up March 2002
  - Cost savings being identified
  - Internal systems (2 – 3 years)







All Integration Activities are Ahead of Schedule

Proposal to TRW - February 21, 2002

- **$47 Value per Share**
- **Enter Negotiations to Combine Companies**
- **Neutral to NOC Shareholders Considering Combined Businesses**
- **Sell or Spin Automotive Business**
  - Very Shortly After Closing
  - Appropriate Debt Level
- **Close Transaction in Third Quarter 2002**
- **NOC Debt-to-Total Cap below 40% at Year-End**

Northrop Grumman & TRW – Advancing Technology's Edge

- **TRW Strengths**
  - Spacecraft Systems – Principal Added Capability
  - Electronic Communications Systems
  - High Energy Lasers
  - Information Technology and Architecture
- **Benefits of Combination**
  - Stronger Contributor to Satellite Systems and Missile Defense
  - Stronger Electronics Capabilities
  - Complementary IT Strengths
  - Stronger Competitor to Lockheed Martin, Boeing, Raytheon, Bae Systems, EADS
- **Relatively Simple Integration– Initially Separate Sector**
- **$26 - $27 Billion 2003 Estimated Sales**

NORTHROP GRUMMAN

Summary



- Growing Defense Outlook
- Purest Defense Play
- Best Positioned Portfolio
- Premier Systems Integrator
- Experienced Management Team
- Solid Financial Performance
- Strong Acquisition Integration Track Record
- TRW Will Strengthen Space, Electronics and I



- Excellent Prospects for 2002 and Beyond

Focused on Shareholder Value